Exhibit 99.1

Unaudited Interim Report

for the nine-month period

ended 30 September 2025

The following is a review of our financial condition and results of operations as of 30 September 2025 and for the nine-month periods ended 30 September 2025 and 2024, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the nine-month period ended 30 September 2025, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2024 filed with the SEC on 12 March 2025 (“2024 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2024 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 September 2025 and for the nine-month period ended 30 September 2025 and 2024 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and in conformity with IFRS Accounting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 September 2025 and for the nine-month period ended 30 September 2025 and 2024. The reported numbers as of 30 September 2025 and for the nine-month period ended 30 September 2025 and 2024 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the nine-month period ended 30 September 2025 and 2024 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob ULTRA®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 144,000 employees based in nearly 50 countries worldwide. For 2024, AB InBev’s reported revenue was USD 59.8 billion (excluding joint ventures and associates).

Capitalized terms used herein and not defined have the meanings given to them in the 2024 Annual Report.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2024 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

global, regional and local economic weakness and uncertainty, including the risks of an economic downturn, recession, foreign exchange fluctuations, tariffs and/or inflationary pressures in one or more of our key markets, and the impact they may have on us, our customers and our suppliers and our assessment of that impact;

•

continued geopolitical instability (including as a result of the ongoing conflict between Russia and Ukraine and in the Middle East, including the conflict in the Red Sea), which may have a substantial impact on the economies of one or more of our key markets and may result in, among other things, disruptions to global supply chains, increases in commodity and energy prices with follow-on inflationary impacts, and economic and political sanctions;

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our optimal net debt level;

•	changes in government policies and currency controls;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia, the Bank of Mexico and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses or increase our prices to offset increased costs;

•	failure to meet our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer preferences, spending and behavior;

•	changes in pricing environments;

•	volatility in the availability or prices of raw materials, commodities and energy;

•	damage to our reputation or the image and reputation of our brands;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	climate change and other environmental concerns;

•

the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters, including widespread health emergencies, cyberattacks and military conflict and political instability;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological disruptions, threats to cybersecurity and the risk of loss or misuse of personal data;

•	other statements included in this document that are not historical; and

•	our success in managing the risks involved in the foregoing.

Many of these risks and uncertainties are, and will be, exacerbated by geopolitical volatility and unpredictability and any worsening of the global business and economic environment as a result. Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2024 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations for the Nine-Month Period Ended 30 September 2025 Compared to the Nine-Month Period Ended 30 September 2024

The table below presents our condensed consolidated results of operations for the nine-month periods ended 30 September 2025 and 2024.

	Nine-month period ended 30 September 2025	Nine-month period ended 30 September 2024	Change

	(USD Million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	421,934	433,877	(2.8)
Revenue	43,764	44,927	(2.6)
Cost of sales	(19,198)	(20,100)	4.5
Gross profit	24,566	24,827	(1.1)
Selling, General and Administrative expenses	(13,347)	(13,738)	2.8
Other operating income/(expenses)	585	548	6.8
Exceptional items	(39)	(244)	84.0
Profit of the period	6,100	5,725	6.6
Profit from operations	11,766	11,394	3.3
Normalized EBITDA(2)	15,750	15,712	0.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Normalized EBITDA is a non-IFRS measure. For a discussion of how we use Normalized EBITDA and its limitations, and a table showing the calculation of our Normalized EBITDA, for the periods shown, see “—Normalized EBITDA” below.

Volumes

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks, spirits-based beverages and energy drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew and third-party products that we sell through our distribution network, particularly in Europe and Middle Americas. Volumes sold by the Global Export and Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by business segment.

	Nine-month period ended 30 September 2025	Nine-month period ended 30 September 2024	Change

	(thousand hectoliters)		(%)(1)
North America	64,115	66,756	(4.0)
Middle Americas	110,818	111,179	(0.3)
South America	112,011	115,818	(3.3)
EMEA	69,073	68,921	0.2
Asia Pacific	65,665	70,958	(7.5)
Global Export and Holding Companies	252	244	3.0

Total	421,934	433,877	(2.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the nine-month period ended 30 September 2025 decreased by 11.9 million hectoliters, or 2.8%, to 421.9 million hectoliters compared to our consolidated volumes for the nine-month period ended 30 September 2024, as a result of our performance mainly in Asia Pacific, South America and North America. The results for the nine-month period ended 30 September 2025 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2024 and 2025, including the acquisition and termination of certain distribution rights (collectively, the “2024 and 2025 acquisitions and disposals”).

Excluding volume changes attributable to the 2024 and 2025 acquisitions and disposals, our volumes decreased 2.6% in the nine-month period ended 30 September 2025 compared to the nine-month period ended 30 September 2024. On the same basis, our beer volumes decreased 2.9% and our non-beer volumes decreased 0.7%. Volume was impacted primarily by performance in China and a soft industry in Brazil.

North America

In the nine-month period ended 30 September 2025, our volumes in North America decreased by 2.6 million hectoliters, or 4.0%, compared to the nine-month period ended 30 September 2024. Excluding volume changes attributable to discontinued distribution rights in the United States, our total volumes decreased by 2.9% in the nine-month period ended 30 September 2025, compared to the same period last year.

In the United States, our sales-to-retailers (“STRs”) decreased by 3.1%, estimated to have outperformed the industry, and our sales-to-wholesalers (“STWs”) decreased by 3.0%. We expect our STRs and STWs to converge on a full year basis. Consistent execution and increased portfolio brand power drove our momentum with our business continuing to gain market share of the beer industry and the spirits-based ready-to-drink (“RTD”) category, according to Circana. Our beer performance was led by Michelob Ultra, the #1 volume share gainer and now the leading brand by volume in the industry in the nine-month period ended 30 September 2025 according to Circana, and Busch Light, which continued to be the #2 volume share gainer in the industry, according to Circana. We are the leaders in no-alcohol beer, driven by Michelob Ultra Zero, the fastest growing no-alcohol beer brand in the industry according to Circana. In Beyond Beer, our spirits-based RTD portfolio momentum accelerated in the third quarter of 2025, led by Cutwater, which was the #1 share gaining brand in total spirits industry in August and September of 2025 according to Circana.

In Canada, our volumes decreased by low-single digits, outperforming the industry in both beer and Beyond Beer, according to our estimates. Our beer performance was led by Michelob Ultra, Busch and Corona which were three of the top five volume share gainers in the industry. In Beyond Beer, our performance was led by Cutwater and Mike’s Hard Lemonade.

Middle Americas

In the nine-month period ended 30 September 2025, our volumes in Middle Americas decreased by 0.4 million hectoliters, or 0.3%, compared to the nine-month period ended 30 September 2024.

In Mexico, our volumes remained flat, in line with the industry. We are leading the growth in no-alcohol beer with Corona Cero growing volume by strong double-digits and continuing to be the #1 no-alcohol beer brand in the country, according to Nielsen, and Modelo Cero, an innovation launch earlier in 2025, already the #4 no-alcohol beer in the industry, according to Nielsen. We continue to progress our digital initiatives, with BEES Marketplace growing Gross Merchandise Value (“GMV”) by 32% compared to the first nine months of 2024 and our digital DTC platform, TaDa Delivery, fulfilling more than 3.2 million orders, a 5% increase compared to the first nine months of 2024.

In Colombia, our volumes increased by low-single digits. Our premium and super premium brands led our performance, delivering low-twenties volume growth, and driving record high third quarter volumes. Our mainstream beer portfolio continued to grow, delivering low-single digit volume growth.

In Peru, our volumes increased by low-single digits, with our performance led by our above core beer and non-beer portfolios delivering low-teens volume growth.

In Ecuador, our volumes increased by low-single digits, led by our above core beer brands.

South America

In the nine-month period ended 30 September 2025, our volumes in South America decreased by 3.8 million hectoliters, or 3.3%, compared to the nine-month period ended 30 September 2024, with our beer volumes decreasing 3.9% and our non-beer volumes decreasing 1.7%.

In Brazil, our volumes declined by 4.3% with beer volumes declining by 5.3% and non-beer volumes declining by 1.6%. Our premium and super premium beer brands led our performance in the first nine months of 2025, delivering high-teens volume growth and gaining share of the segment to now be the #1 premium brewer in the industry, according to Nielsen. The market share trend of our mainstream portfolio improved sequentially through the third quarter of 2025 compared to the second quarter of 2025, however volumes were negatively impacted by a soft industry. Our portfolio of balanced choices drove incremental growth with volumes of our no-alcohol beer brands increasing by mid-twenties, led by Brahma 0.0, Corona Cero and Stella Artois Gluten Free. In non-beer, our low- and no-sugar portfolio continued to outperform, delivering mid-twenties volume growth. We continue to progress our digital initiatives, with BEES Marketplace growing GMV by 76% compared to the first nine months of 2024, and our digital DTC platform, Zé Delivery, reaching 5.4 million monthly active users.

In Argentina, our volumes declined by low-single digits, as overall consumer demand continued to be impacted by inflationary pressures.

EMEA

In the nine-month period ended 30 September 2025, our volumes in EMEA remained flat compared to the nine-month period ended 30 September 2024.

In Europe, our volumes declined by low-single digits, estimated to have gained or maintained market share in all 6 of our key markets. We continued to drive premiumization across our portfolio. Our performance was driven by our megabrands, led by Corona, which delivered high-single digit volume growth, and Stella Artois which effectively activated the Perfect Serve campaign at the Wimbledon tennis tournament. The momentum of our no-alcohol beer portfolio continued, led by Corona Cero with mid-twenties volume growth in the third quarter of 2025, successfully compounding on the triple digit growth in the third quarter of 2024 following the Olympic Games. In the United Kingdom, as of January 2025, we have strengthened our portfolio with the addition of the San Miguel brand.

In South Africa, our volumes grew by low-single digits, estimated to have gained share in both beer and Beyond Beer. Our performance was led by our core brands, which grew volumes by low-single digits driven by Carling Black Label. In premium beer, the momentum of Stella Artois continued with volume growth in the forties. In Beyond Beer, our portfolio grew volumes by mid-teens led by Flying Fish, Brutal Fruit and Redd’s.

In Nigeria, beer volumes declined by low-teens, estimated to have underperformed the industry. In our other markets in Africa, we grew volume in aggregate by low-single digits, driven by Tanzania and Mozambique.

Asia Pacific

For the nine-month period ended 30 September 2025, our volumes decreased by 5.3 million hectoliters, or 7.5%, compared to the nine-month period ended 30 September 2024.

In China, our volumes declined by 9.3%. Our top priorities are to rebuild momentum and reignite growth. To achieve this, we are investing in our portfolio, innovation and mega platform activations, enhancing our route to market in the in-home channel, and expanding our footprint through targeted geographic expansion. Our marketing campaigns included Chinese New Year activations and updated brand imagery for Budweiser, a new integrated campaign for Harbin Zero Sugar with the NBA and a new integrated campaign for Budweiser with the FIFA Club World Cup and updated brand imagery for Harbin. As we move forward, our innovations will include the national rollout of Budweiser Magnum and launch of new packages for Budweiser and Corona such as the 1 liter can and a full-open lid can.

In South Korea, our volumes remained flat, estimated to have outperformed the industry in both the on-premise and in-home channels, with performance led by our megabrand Cass.

Global Export and Holding Companies

For the nine-month period ended 30 September 2025, Global Export and Holding Companies volumes increased by 3.0% compared to the same period last year.

Revenue

The following table reflects changes in revenue across our business segments for the nine-month period ended 30 September 2025 as compared to our revenue for the nine-month period ended 30 September 2024:

	Nine-month period ended 30 September 2025	Nine-month period ended 30 September 2024	Change

	(USD million)		(%)(1)
North America	10,973	11,324	(3.1)
Middle Americas	12,449	12,677	(1.8)
South America	8,309	8,950	(7.2)
EMEA	6,978	6,579	6.1
Asia Pacific	4,641	5,074	(8.5)
Global Export and Holding Companies	416	323	29.0

Total	43,764	44,927	(2.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 43,764 million for the nine-month period ended 30 September 2025. This represented a decrease of USD 1,162 million compared to our consolidated revenue for the nine-month period ended 30 September 2024 of USD 44,927 million.

The results for the nine-month period ended 30 September 2025 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond a maximum of 2% per month (the “Hyperinflationary Price Cap”)1), as well as the performance of our business after the completion of the 2024 and 2025 acquisitions and disposals and (ii) currency translation effects.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap and the 2024 and 2025 acquisitions and disposals had a negative impact of USD 190 million on our consolidated revenue for the nine-month period ended 30 September 2025 compared to the nine-month period ended 30 September 2024.

•

Our consolidated revenue for the nine-month period ended 30 September 2025 also reflects a negative currency translation impact of USD 1,777 million mainly arising from currency translation effects in South America and Middle Americas.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2024 and 2025 acquisitions and disposals and currency translation, our revenue increased by 1.8% and by 4.5% on a per hectoliter basis in the nine-month period ended 30 September 2025 compared to the same period in 2024. On the same basis, our consolidated revenue increased with revenue growth in approximately 70% of our markets, driven by higher revenue per hectoliter as a result of disciplined revenue management choices and ongoing premiumization. This increase was most significant in South America and Middle Americas.

As of 30 September 2025, BEES was live in 29 markets with more than 70% of our revenue in the first nine months of 2025 captured through B2B digital platforms. In the first nine months of 2025, BEES captured USD 37 billion in GMV, compared to USD 35 billion for the first nine months of 2024. BEES Marketplace captured USD 2.4 billion in GMV from sales of third-party products in the first nine months of 2025, compared to USD 1.6 billion in the first nine months of 2024.

Additionally, our omnichannel direct-to-consumer ecosystem of digital and physical products generated revenue of USD 0.9 billion in the first nine months of 2025, compared to USD 1.1 billion in the first nine months of 2024. Our DTC megabrands, Zé Delivery, TaDa Delivery and PerfectDraft, generated 55 million e-commerce orders and delivered USD 389 million in revenue in the first nine months of 2025, compared to USD 410 million in the first nine months of 2024.

1 Cumulative inflation over 100% (2% per month compounded) over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the nine-month period ended 30 September 2025 as compared to the nine-month period ended 30 September 2024:

	Nine-month period ended 30 September 2025	Nine-month period ended 30 September 2024	Change

	(USD million)		(%)(1)
North America	(4,447)	(4,752)	6.4
Middle Americas	(4,393)	(4,641)	5.3
South America	(4,176)	(4,515)	7.5
EMEA	(3,523)	(3,403)	(3.5)
Asia Pacific	(2,174)	(2,381)	8.7
Global Export and Holding Companies	(484)	(408)	(18.5)

Total	(19,198)	(20,100)	4.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 19,198 million for the nine-month period ended 30 September 2025. This represented a decrease of USD 902 million, or 4.5% compared to our consolidated cost of sales for the nine-month period ended 30 September 2024. The results for the nine-month period ended 30 September 2025 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of the 2024 and 2025 acquisitions and disposals and (ii) currency translation effects.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap and the 2024 and 2025 acquisitions and disposals had a negative impact of USD 5 million on our consolidated cost of sales for the nine-month period ended 30 September 2025 compared to the nine-month period ended 30 September 2024.

•

Our consolidated cost of sales for the nine-month period ended 30 September 2025 also reflects a positive currency translation impact of USD 793 million mainly arising from currency translation effects in South America and Middle Americas.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2024 and 2025 acquisitions and disposals and currency translation effects, our consolidated cost of sales decreased by USD 114 million or 0.6%, partially impacted by the decrease in volumes discussed above. On the same basis, our consolidated cost of sales increased by 2.1% on a per hectoliter basis, driven by foreign exchange and commodities headwinds. This increase was most significant in South America and EMEA.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the nine-month period ended 30 September 2025 as compared to the nine-month period ended 30 September 2024. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the nine-month period ended 30 September 2025 were USD 12,761 million, representing a decrease of USD 428 million compared to our operating expenses for the same period in 2024.

	Nine-month period ended 30 September 2025	Nine-month period ended 30 September 2024	Change

	(USD million)		(%)(1)
Selling, General and Administrative Expenses	(13,347)	(13,738)	2.8
Other Operating Income/(Expenses)	585	548	6.8

Total Operating Expenses	(12,761)	(13,189)	3.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the nine-month period ended 30 September 2025 as compared to the nine-month period ended 30 September 2024:

	Nine-month period ended 30 September 2025	Nine-month period ended 30 September 2024	Change

	(USD million)		(%)(1)
North America	(3,295)	(3,280)	(0.5)
Middle Americas	(2,858)	(3,002)	4.8
South America	(2,553)	(2,787)	8.4
EMEA	(2,131)	(1,994)	(6.9)
Asia Pacific	(1,487)	(1,575)	5.6
Global Export and Holding Companies	(1,023)	(1,101)	7.1

Total	(13,347)	(13,738)	2.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated selling, general and administrative expenses were USD 13,347 million for the nine-month period ended 30 September 2025. This represented a decrease of USD 391 million, or 2.8%, as compared to the nine-month period ended 30 September 2024. The results for the nine-month period ended 30 September 2025 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of the 2024 and 2025 acquisitions and disposals and (ii) currency translation effects.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap and the 2024 and 2025 acquisitions and disposals had a negative impact of USD 35 million on our consolidated selling, general and administrative expenses for the nine-month period ended 30 September 2025 compared to the nine-month period ended 30 September 2024.

•

Our consolidated selling, general and administrative expenses for the nine-month period ended 30 September 2025 also reflect a positive currency translation impact of USD 504 million mainly arising from currency translation effects in South America and Middle Americas.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2024 and 2025 acquisitions and disposals and currency translation effects, our consolidated selling, general and administrative expenses increased by 0.6%, as we increased our sales and marketing investments.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the nine-month period ended 30 September 2025 as compared to the nine-month period ended 30 September 2024:

	Nine-month period ended 30 September 2025	Nine-month period ended 30 September 2024	Change

	(USD million)		(%)(1)
North America	26	(1)	-
Middle Americas	15	26	(42.3)
South America	302	319	(5.6)
EMEA	159	126	26.5
Asia Pacific	73	82	(11.6)
Global Export and Holding Companies	11	(5)	-

Total	585	548	6.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our consolidated other operating income and expenses for the nine-month period ended 30 September 2025 was USD 585 million. This represented an increase of USD 37 million, as compared to the nine-month period ended 30 September 2024. The results for the nine-month period ended 30 September 2025 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of the 2024 and 2025 acquisitions and disposals and (ii) currency translation effects.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap and the 2024 and 2025 acquisitions and disposals had a positive impact of USD 5 million on our net consolidated other operating income and expenses for the nine-month period ended 30 September 2025 compared to the nine-month period ended 30 September 2024.

•

Our net consolidated other operating income and expenses for the nine-month period ended 30 September 2025 also reflect a negative currency translation impact of USD 26 million mainly arising from currency translation effects in South America.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2024 and 2025 acquisitions and disposals, and currency translation effects, our net consolidated other operating income and expenses increased by 10.7% mainly driven by the impact of disposal of non-core assets.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature.

For the nine-month period ended 30 September 2025, exceptional items included in profit from operations consisted of restructuring charges, business and asset disposal (including impairment losses) as well as claims and legal costs. Exceptional items were as follows for the nine-month period ended 30 September 2025 and 2024:

	Nine-month period ended 30 September 2025	Nine-month period ended 30 September 2024

	(USD million)
Restructuring	(68)	(97)
Business and asset disposal (including impairment losses)	47	(147)
Claims and legal costs	(18)	-

Total	(39)	(244)

Restructuring

Exceptional restructuring charges amounted to a net expense of USD 68 million for the nine-month period ended 30 September 2025 as compared to a net expense of USD 97 million for the nine-month period ended 30 September 2024. These charges primarily relate to organizational alignments as a result of operational improvements across our supply chain and our commercial and support functions. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements.

Business and asset disposal (including impairment losses)

Business and asset disposals (including impairment losses) amounted to a net gain of USD 47 million for the nine-month period ended 30 September 2025, mainly comprising of a gain of USD 96 million recognized upon the disposal of assets held for sale in Barbados and other Caribbean islands, as well as impairment of non-core assets, as compared to a net expense of USD 147 million for the nine-month period ended 30 September 2024, mainly comprising of impairment of intangible assets and other non-core assets held for sale in the period.

Claim and legal costs

We recorded exceptional claim and legal costs of USD 18 million for the nine-month period ended 30 September 2025. Oriental Brewery Co., Ltd. (“OB”), a subsidiary in South Korea, reported a USD 66 million exceptional expense relating to a customs audit claim during the year ended 31 December 2023. During the nine-month period ended 30 September 2025, OB reported a USD 18 million exceptional expense related to these customs audit claims for the remaining audit periods.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the nine-month period ended 30 September 2025 as compared to the nine-month period ended 30 September 2024:

	Nine-month period ended 30 September 2025	Nine-month period ended 30 September 2024	Change

	(USD million)		(%)(1)
North America	3,251	3,197	1.7
Middle Americas	5,276	5,035	4.8
South America	1,865	1,962	(4.9)
EMEA	1,493	1,289	15.8
Asia Pacific	1,015	1,163	(12.7)
Global Export and Holding Companies	(1,134)	(1,254)	9.6

Total	11,766	11,394	3.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations amounted to USD 11,766 million for the nine-month period ended 30 September 2025. This represented an increase of USD 372 million, as compared to our profit from operations for the nine-month period ended 30 September 2024. The results for the nine-month period ended 30 September 2025 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of the 2024 and 2025 acquisitions and disposals, (ii) currency translation effects and (iii) the effects of certain exceptional items as described above.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap and the 2024 and 2025 acquisitions and disposals negatively impacted our consolidated profit from operations by USD 225 million for the nine-month period ended 30 September 2025 compared to the nine-month period ended 30 September 2024.

•	Our consolidated profit from operations for the nine-month period ended 30 September 2025 also reflects a negative currency translation impact of USD 502 million.

•

Our profit from operations for the nine-month period ended 30 September 2025 had a negative impact of USD 39 million due to certain exceptional items, as compared to a negative impact of USD 244 million for the nine-month period ended 30 September 2024. See “Exceptional Items” above for a description of exceptional items that impacted our profit from operations for the nine-month period ended 30 September 2025 and 2024.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2024 and 2025 acquisitions and disposals and currency translation effects, our profit from operations increased by 9.7%. This increase was most significant in Middle Americas, South America, and EMEA, mainly due to revenue management initiatives and continued premiumization combined with productivity initiatives as well as disciplined resource allocation.

Net Finance Income/(Expense)

Our net finance income/(expense) items were as follows for the nine-month period ended 30 September 2025 and 30 September 2024:

	Nine-month period ended 30 September 2025	Nine-month period ended 30 September 2024	Change

	(USD million)		(%)(1)
Net interest expense	(1,959)	(2,084)	6.0
Accretion expense and interest on pensions	(580)	(612)	5.3
Other financial results	(672)	(704)	4.6
Net finance expense before exceptional finance results	(3,210)	(3,400)	5.6

Mark-to-market	(608)	(271)	(124.5)
Gain/(loss) on bond redemption and other	29	(23)	-
Exceptional net finance income/(expense)	(580)	(294)	(97.1)

Net finance income/(expense)	(3,790)	(3,694)	(2.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance expense for the nine-month period ended 30 September 2025 was USD 3,790 million, as compared to a net finance expense of USD 3,694 million for the nine-month period ended 30 September 2024, representing an expense increase of USD 96 million.

The net finance expense before exceptional financial results decreased from USD 3,400 million for the nine-month period ended 30 September 2024 to USD 3,210 million for the nine-month period ended 30 September 2025.

Exceptional net finance income/(expense) includes a negative mark-to-market adjustment of USD 608 million on derivative instruments related to the hedging of our share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB, compared to a negative mark-to-market adjustment of USD 271 million for the nine-month period ended 30 September 2024.

Other exceptional net finance income/(expense) for the nine-month period ended 30 September 2025 includes a gain of USD 29 million related to the completion of tender offers of notes issued by the company and certain of its subsidiaries as compared to a gain of USD 43 million for the nine-month period ended 30 September 2024. Other exceptional net finance expense for the nine-month period ended 30 September 2024 included a loss of USD 66 million resulting from the impairment of financial investments.

The number of shares covered by the derivative instruments, together with the opening and closing share prices, are shown below:

	Nine-month period ended 30 September 2025	Nine-month period ended 30 September 2024
Share price at the start of the nine-month period (in euro)	48.25	58.42
Share price at the end of the nine-month period (in euro)	50.80	59.38
Number of derivative equity instruments at the end of the period (in millions)	100.5	100.5

Share of Results of Associates

Our share of results of associates for the nine-month period ended 30 September 2025 was USD 246 million as compared to USD 226 million for the nine-month period ended 30 September 2024.

Exceptional Share of Results of Associates

Our exceptional share of results of associates for the nine-month period ended 30 September 2025 was USD 9 million income from our associate Anadolu Efes, as compared to USD 104 million income for the nine-month period ended 30 September 2024 from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results.

Income Tax Expense

Our total income tax expense for the nine-month period ended 30 September 2025 was USD 2,130 million, with an effective tax rate of 26.7%, as compared to an income tax expense of USD 2,304 million and an effective tax rate of 29.9% for the nine-month period ended 30 September 2024.

The effective tax rates for the nine-month period ended 30 September 2025 and 2024 were negatively impacted by non-deductible losses from derivatives related to the hedging of our share-based payment programs and hedging of the shares issued in a transaction related to the combinations with Grupo Modelo and SAB.

The effective tax rate for the nine-month period ended 30 September 2025 included USD 56 million exceptional tax income, reflecting mainly USD 66 million exceptional tax income resulting from the renegotiation of the terms of the 2017 Brazilian Federal Tax Regularization Program. The effective tax rate for the nine-month period ended 30 September 2024 included a USD 114 million exceptional tax expense, reflecting mainly the net impact of USD 240 million (South African rand 4.5 billion) relating to the resolution of the South African tax matters and the release of tax provisions. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—The South African Breweries (Pty.) Ltd.” of our 2024 Annual Report for additional information.

Profit of the Period

Profit of the period for the nine-month period ended 30 September 2025 was USD 6,100 million compared to USD 5,725 million for the same period in 2024. The increase in profit of the period for the nine-month period ended 30 September 2025 was primarily due to the increase in profit from operations.

	Nine-month period ended 30 September 2025	Nine-month period ended 30 September 2024

	(USD million)
Profit attributable to non-controlling interests	1,222	1,090
Profit attributable to equity holders of AB InBev	4,878	4,635

Profit of the period	6,100	5,725

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 1,222 million for the nine-month period ended 30 September 2025, an increase of USD 132 million from USD 1,090 million for the nine-month period ended 30 September 2024.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the nine-month period ended 30 September 2025 was USD 4,878 million compared to USD 4,635 million for the same period in 2024.

Basic earnings per share of USD 2.46 for the nine-month period ended 30 September 2025 is based on 1,986 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during this period, where weighted average number of ordinary and restricted shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.

Underlying profit, attributable to equity holders of AB InBev for the nine-month period ended 30 September 2025 was USD 5,526 million. Items excluded from Underlying profit, attributable to equity holders of AB InBev are the after-tax exceptional items discussed above under “Exceptional Items”, “Net Finance Income/(Expense)” and “Exceptional Share of Results of Associates”, exceptional taxes and the impact of hyperinflation accounting.

Underlying EPS for the nine-month period ended 30 September 2025 was USD 2.78. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above under “Exceptional Items”, “Net Finance Income/(Expense)” and “Exceptional Share of Results of Associates”, exceptional taxes and the impact of hyperinflation accounting.

The increase in profit attributable to our equity holders for the nine-month period ended 30 September 2025 was primarily due to the increase in profit from operations in the nine-month period ended 30 September 2025 compared to the same period in 2024.

	Nine-month period ended 30 September 2025	Nine-month period ended 30 September 2024

	(USD million)
Profit attributable to equity holders of AB InBev	4,878	4,635
Exceptional items, before taxes	39	244
Exceptional net finance expense, before taxes	580	294
Exceptional share of results of associates	(9)	(104)
Exceptional taxes	(56)	114
Exceptional non-controlling interest	39	(7)
Hyperinflation impacts	54	114

Underlying profit, attributable to equity holders of AB InBev (1)	5,526	5,291

Note:

(1)

Underlying profit, attributable to equity holders of AB InBev is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2024 Compared to the Year Ended 31 December 2023—Profit Attributable to Our Equity Holders” of our 2024 Annual Report for additional information on our definition and use of Underlying profit, attributable to equity holders of AB InBev.

	Nine-month period ended 30 September 2025	Nine-month period ended 30 September 2024

	(USD per share)
Basic earnings per share	2.46	2.31
Exceptional items, before taxes	0.02	0.12
Exceptional net finance expense, before taxes	0.29	0.15
Exceptional share of results of associates	-	(0.05)
Exceptional taxes	(0.03)	0.06
Exceptional non-controlling interest	0.02	-
Hyperinflation impacts	0.03	0.06

Underlying EPS (1)	2.78	2.64

Note:

(1)

Underlying EPS is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2024 Compared to the Year Ended 31 December 2023—Profit Attributable to Our Equity Holders” of our 2024 Annual Report for additional information on our definition and use of Underlying EPS.

The calculation of earnings per share is based on 1,986 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the nine-month period ended 30 September 2025 (30 September 2024: 2,004 million shares).

Normalized EBITDA

The following table reflects changes in our Normalized EBITDA, for the nine-month period ended 30 September 2025 as compared to the nine-month period ended 30 September 2024:

	Nine-month period ended 30 September 2025	Nine-month period ended 30 September 2024	Change

	(USD million)		(%)(1)
Profit attributable to equity holders of AB InBev	4,878	4,635	5.3
Profit attributable to non-controlling interests	1,222	1,090	12.1

Profit of the period	6,100	5,725	6.6
Net finance expense	3,790	3,694	(2.6)
Income tax expense	2,130	2,304	7.6
Share of result of associates	(246)	(226)	8.8
Exceptional share of results of associates	(9)	(104)	(91.8)

Profit from operations	11,766	11,394	3.3
Exceptional items	39	244	84.0
Profit from operations, before exceptional items(2)	11,805	11,638	1.4

Depreciation, amortization and impairment	3,945	4,074	3.2

Normalized EBITDA(3)	15,750	15,712	0.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Profit from operations, before exceptional items, is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2024 Compared to the Year Ended 31 December 2023—Normalized EBITDA” of our 2024 Annual Report for additional information on our definition and use of Profit from operations, before exceptional items.

(3)

Normalized EBITDA is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2024 Compared to the Year Ended 31 December 2023—Normalized EBITDA” of our 2024 Annual Report for additional information on our definition and use of Normalized EBITDA.

Our Normalized EBITDA amounted to USD 15,750 million for the nine-month period ended 30 September 2025. This represented an increase of USD 38 million, or 0.2%, as compared to our Normalized EBITDA for the nine-month period ended 30 September 2024.

The results for the nine-month period ended 30 September 2025 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of the acquisitions and disposals we undertook in 2024 and 2025 and (ii) currency translation effects, including the impact of hyperinflation accounting.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2024 and 2025 acquisitions and disposals and currency translation effects, our Normalized EBITDA increased by 5.8%, driven by revenue management initiatives and continued premiumization combined with productivity initiatives as well as disciplined resource allocation, contributing to growth in four of our five business segments on the same basis.

Adoption of hyperinflation accounting in Argentina

Since 1 January 2018, we have applied hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies for our Argentine subsidiaries.

The results for the nine-month period ended 30 September 2025 were translated at the September 2025 closing rate of 1,367.12 Argentine pesos per U.S. dollar. The results for the nine-month period ended 30 September 2024 were translated at the September 2024 closing rate of 970.84 Argentine pesos per U.S. dollar.

The impact of hyperinflation accounting for the nine-month period ended 30 September 2025 amounted to USD 56 million decrease in revenue, USD 10 million negative monetary adjustment reported in the finance line and represented a negative impact of USD 0.03 on basic earnings per share.

Recent events

Share buyback program

On 29 October 2025, the AB InBev Board of Directors approved a USD 6 billion share buyback program to be executed within the next 24 months2. Based on the closing price of AB InBev’s ordinary shares on Euronext Brussels on 29 October 2025, this amount represented approximately 97.3 million shares. Such number of shares will fluctuate depending on share price movements. The share buyback program will be implemented in accordance with industry best practices and in compliance with the applicable buyback rules and regulations. To this end, an independent financial intermediary will be appointed to repurchase on the basis of a discretionary mandate. The precise timing of the repurchase of shares pursuant to the program will depend on a variety of factors including market conditions. During the share buyback program, the company will regularly publish press releases with updates on the progress made (if any) as required by law. Our current intention is to hold the shares acquired as treasury shares to fulfil future share delivery commitments under the stock ownership plans and/or, subject to approval by the General Meeting of Shareholders to be held on 29 April 2026, to cancel the shares through a capital reduction. The program will be executed under the powers granted at the General Meeting of Shareholders on 28 April 2021 to be renewed, subject to approval, by the General Meeting of Shareholders of 29 April 2026.

Interim dividend

On 29 October 2025, the AB InBev Board of Directors approved an interim dividend of EUR 0.15 per share for the fiscal year 2025. In line with the company’s financial discipline and deleveraging objectives, the interim dividend balances the company’s capital allocation priorities and dividend policy while returning cash to shareholders. A timeline showing the ex-dividend, record and payment dates can be found below:

	Ex-dividend date	Record Date	Payment date
Euronext	18 November 2025	19 November 2025	20 November 2025
MEXBOL	18 November 2025	19 November 2025	20 November 2025
JSE	17 November 2025	19 November 2025	20 November 2025
NYSE (ADR program)	19 November 2025	19 November 2025	17 December 2025
Restricted Shares	18 November 2025	19 November 2025	20 November 2025

Announcement of USD 2 billion bond redemption

On 30 October 2025, the company announced the redemption of approximately USD 2 billion of outstanding bonds.

2 Repurchases after 31 May 2026, if any, will be subject to renewal of the share buy-back powers by the company’s General Meeting of Shareholders to be held on 29 April 2026.